Jane West Companies
Consolidated Profit and Loss Statement
All amounts tied to trial balances as of Feb 25, 2023

	Pistil & Pollen YTD Dec 31, 2022	JW Homegoods YTD Dec 31, 2022	Electric Feel YTD Dec 31, 2022	Her Goods YTD Dec 31, 2022	Consolidated YTD Dec 31, 2022
Revenue	$ -	$ 363,978	$ 224,241	$ -	$ 363,978
Cost of goods sold	-	190,885	-	-	190,885
Gross margin	-	173,093	224,241	-	173,093
Gross margin %					47.6%
Operating expenses					
Management fees	-	224,241	-	-	0
General and administrative	22,780	128,555	228,750	10	380,095
Sales and marketing	-	22,278	-	-	22,278
Depreciation expense	-	-	-	-	-
Total operating expenses	22,780	375,075	228,750	10	402,374
Net operating income (loss)	(22,780)	(201,982)	(4,509)	(10)	(229,281)
Other income (loss)					
Change in invest - JW Homegoods	-	-	-	-	-
Change in invest - Electric Feel	-	-	-	-	-
Change in invest - Her Goods	-	-	-	-	-
Bad debt expense	-	-	-	-	-
Penalties and interest	-	-	-	-	-
Taxes [& licenses]	-	-	-	-	-
Interest income / other income	-	-	-	-	-
Interest expense	-	-	-	-	-
Net other income (loss)	-	-	-	-	-
Net loss	$ (22,780)	$ (201,982)	$ (4,509)	$ (10)	$ (229,281)